                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                             THINK New Ideas, Inc.
                             ---------------------
                                (Name of Issuer)


                   Common Stock, $0.0001 par value per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  884094-10-3
                                   ---------
                                 (CUSIP Number)

                              THINK New Ideas Inc.
                        45 West 36th Street, 12th Floor
                            New York, New York 10018
                      -----------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 24, 1999
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON

Ronald Bloom

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------
  SHARES          8  SHARED VOTING POWER
BENEFICIALLY         486,433 shares of THINK New Ideas, Inc. common stock
 OWNED BY            (voting is shared with AnswerThink Consulting Group
   EACH              and not with the other noted shareholders of THINK)
 REPORTING        --------------------------------------------------------
  PERSON          9  SOLE DISPOSITIVE POWER
   WITH              486,433 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
486,433 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   4.82%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Richard Char

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

   NUMBER OF      --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
  BENEFICIALLY       20,000 shares of THINK New Ideas, Inc. common stock
   OWNED BY          (voting is shared with AnswerThink Consulting Group
   EACH              and not with the other noted shareholders of THINK)
   REPORTING      --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
   WITH              20,000 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .20%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Adam Curry

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

 NUMBER OF        --------------------------------------------------------
  SHARES          8  SHARED VOTING POWER
BENEFICIALLY         97,890 shares of THINK New Ideas, Inc. common stock
 OWNED BY            (voting is shared with AnswerThink Consulting Group
   EACH              and not with the other noted shareholders of THINK)
 REPORTING        --------------------------------------------------------
  PERSON          9  SOLE DISPOSITIVE POWER
   WITH              97,890 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,890 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .97%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Melvin Epstein

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

  NUMBER OF       --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
BENEFICIALLY         140,583 shares of THINK New Ideas, Inc. common stock
  OWNED BY           (voting is shared with AnswerThink Consulting Group
    EACH             and not with the other noted shareholders of THINK)
 REPORTING        --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
    WITH             140,583 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
140,583 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.39%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. Item

1  NAME OF REPORTING PERSON

Susan Goodman

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
BENEFICIALLY         65,039 shares of THINK New Ideas, Inc. common stock
  OWNED BY           (voting is shared with AnswerThink Consulting Group
    EACH             and not with the other noted shareholders of THINK)
 REPORTING        --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
    WITH             65,039 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,039 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .64%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Larry Kopald

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

  NUMBER OF       --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
 BENEFICIALLY        207,400 shares of THINK New Ideas, Inc. common stock
  OWNED BY           (voting is shared with AnswerThink Consulting Group
    EACH             and not with the other noted shareholders of THINK)
  REPORTING       --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
    WITH             207,400 shares of THINK New Ideas, Inc. common stock
                      --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
207,400 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.06%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Joseph Nicholson

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

  NUMBER OF       --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
BENEFICIALLY         136,951 shares of THINK New Ideas, Inc. common stock
  OWNED BY           (voting is shared with AnswerThink Consulting Group
    EACH             and not with the other noted shareholders of THINK)
  REPORTING       --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
    WITH             136,951 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,951 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
  [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.36%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Barry Wagner

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
Corporate Organization of Issuer - Delaware
Citizenship of Reporting Person - U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

  NUMBER OF       --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
BENEFICIALLY         20,000 shares of THINK New Ideas, Inc. common stock
  OWNED BY           (voting is shared with AnswerThink Consulting Group
    EACH             and not with the other noted shareholders of THINK)
  REPORTING       --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
    WITH             20,000 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   .20%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Scott Metcalf

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

  NUMBER OF       --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
BENEFICIALLY                0 shares of THINK New Ideas, Inc. common stock
  OWNED BY           (voting is shared with AnswerThink Consulting Group
    EACH             and not with the other noted shareholders of THINK)
  REPORTING       --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
    WITH                 0 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Kenneth Orton

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

  NUMBER OF       --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
BENEFICIALLY                0 shares of THINK New Ideas, Inc. common stock
  OWNED BY           (voting is shared with AnswerThink Consulting Group
    EACH             and not with the other noted shareholders of THINK)
  REPORTING       --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
    WITH                 0 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1  NAME OF REPORTING PERSON

Omnicom Group Inc.

------------------------------------------------------------------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

13-1514814
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                      (b) [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY


------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
------------------------------------------------------------------------------

                  7  SOLE VOTING POWER

  NUMBER OF       --------------------------------------------------------
   SHARES         8  SHARED VOTING POWER
BENEFICIALLY         1,183,333 shares of THINK New Ideas, Inc. common stock
  OWNED BY           (voting is shared with AnswerThink Consulting Group
    EACH             and not with the other noted shareholders of THINK)
  REPORTING       --------------------------------------------------------
   PERSON         9  SOLE DISPOSITIVE POWER
    WITH             1,183,333 shares of THINK New Ideas, Inc. common stock
                  --------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,183,333 shares of THINK New Ideas, Inc. common stock
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   11.73%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.   Security and Issuer
     -------------------

     This statement on Schedule 13D (this "Statement") relates to shares of common stock, $0.0001 par value per share (the "Issuer Common Stock"), of THINK New Ideas, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 45 W. 36th Street, 12th Floor, New York, New York 10018.

Item 2.  Identity and Background
         -----------------------

     (a) - (f) This Statement is filed by and on behalf of: (i) the following individuals, each of whom is a U.S. citizen: Ronald Bloom, Richard Char, Adam Curry, Melvin Epstein, Susan Goodman, Larry Kopald, Scott Metcalf, Joseph Nicholson, Kenneth Orton and Barry Wagner; and (ii) the following corporation, organized under New York law: Omnicom Group Inc. (collectively the "Stockholders"). The business address and present occupation of each of the Stockholders is listed on Schedule I. During the last five years, neither the Issuer, nor, to the best knowledge of the Issuer, any of the persons named in
Schedule I to this Statement, has or have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Please refer to Item 4 below.

Item 4.  Purpose of Transaction
         ----------------------

(a) Not applicable.

(b) Pursuant to an Agreement and Plan of Merger dated as of June 24, 1999 (the "Merger Agreement"), by and among AnswerThink Consulting Group, Inc., Darwin Acquisition Corp., a Delaware corporation and wholly owned subsidiary of AnswerThink (the "Merger Sub"), and the Issuer, and subject to the Merger Agreement's conditions, Merger Sub will be merged with and into the Issuer (the "Merger"), with each outstanding share of Issuer Common Stock being converted into the right to receive 0.70 shares of AnswerThink common stock, $0.001 par value per share. The Merger is subject to: (i) the approval of the Merger Agreement and the Merger by the Issuer's shareholders; (ii) the approval of the issuance of common stock of AnswerThink (the "AnswerThink Common Stock") in the Merger by AnswerThink's shareholders; and (iii) the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     Pursuant to the terms of the Merger Agreement, the Issuer will survive the Merger and become a wholly owned subsidiary of AnswerThink. At the effective time of the Merger (the "Effective Time") each share of Issuer Common Stock then outstanding will be converted into the right to receive 0.70 shares (the "Exchange Ratio") of AnswerThink Common Stock, and all outstanding options or rights to acquire shares of Issuer Common Stock will be assumed and converted into options to acquire shares of AnswerThink Common Stock as adjusted to reflect the Exchange Ratio. The Merger Agreement provides that the Board of Directors of AnswerThink will take all actions necessary such that, Ronald Bloom shall be appointed to AnswerThink's Board of Directors with a term expiring at the annual meeting of AnswerThink to be held in calendar year 2000.
Additionally, AnswerThink has agreed to include Mr. Bloom in the slate of nominees recommended to AnswerThink's Board of Directors at the year 2000 meeting.

     The foregoing summary of the Merger Agreement and the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as
Exhibit 2 to the Issuer's Current Report on Form 8-K (the "Form 8-K") filed with the Securities and Exchange Commission (the "SEC") on July 1, 1999, and incorporated by reference herein in its entirety.

     As an inducement to AnswerThink to enter into the Merger Agreement, the Stockholders have entered into a voting agreement with AnswerThink, dated as of June 24, 1999 (the "Voting Agreement") pursuant to which, each of the Stockholders has given AnswerThink an irrevocable proxy to exercise the limited right to vote each share of Issuer Common Stock that each of the Stockholders owns (and may acquire) with respect to all matters related to the Merger Agreement. As of June 24, 1999, the shared voting power of the Stockholders with AnswerThink relates to 2,357,629 shares of Issuer Common Stock (the "Proxy Shares"). The Stockholders and the number of Proxy Shares beneficially owned by each of them is set forth in Schedule I hereto which is incorporated by reference herein. In exercising its right to vote the Proxy Shares as lawful attorney and proxy of the Stockholders, AnswerThink will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting, to vote the Proxy Shares in favor of approval of the Merger Agreement and the Merger and other matters contemplated therein; the Stockholders retain their respective rights to vote the Proxy Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of: (i) the date and time that the Merger becomes effective; (ii) the date the Merger Agreement is terminated; or (iii) if the Merger Agreement is terminated and the Issuer is obligated to pay AnswerThink a termination fee, the date the fee is paid.

     The foregoing description of the Voting Agreement is qualified in its entirety by reference to such agreement, a copy of which has been filed herewith as Exhibit 7(b) and is incorporated herein by reference.

(c)  Not applicable.

(d) Upon completion of the Merger, the directors and officers of the Issuer will be: Ted Fernandez, Ronald Bloom, John Brennan and Frank Zomerfeld, as the same may be changed by AnswerThink in its sole discretion.

(e) - (f) Not applicable.

(g) Upon completion of the Merger, the Certificate of Incorporation and Bylaws of the Merger Sub as in effect prior to the closing of the Merger shall become the Certificate of Incorporation and Bylaws of the Issuer.

(i) Consummation of the Merger will result in the deregistration of Issuer Common Stock under the Securities Exchange Act of 1934 and delisting of such securities from the Nasdaq National Market System.

(j)  Not applicable.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a) - (b) Please refer to Schedule I attached hereto.

(c) Neither the Issuer, nor to the Issuer's knowledge, any of the persons named in Schedule I hereto, has effected any transaction in Issuer Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------

     Except as described herein, the Issuer has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

(a) Agreement and Plan of Merger by and among AnswerThink Consulting Group, Inc., Think New Ideas, Inc. and Darwin Acquisition Corp., dated as of June 24, 1999. (Incorporated by reference to Exhibit 2 of THINK New Ideas, Inc.'s Current Report on Form 8-K, filed on July 1, 1999.)

(b) Voting Agreement, dated as of June 24, 1999, by and among AnswerThink Consulting Group, Inc., Darwin Acquisition Corp. and certain stockholders of Think New Ideas, Inc.

                                  Signatures
                                  ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule 13D is true, complete and correct.

Dated: July 8, 1999
                                    STOCKHOLDERS

                                    By:/s/Ronald Bloom
                                    -------------------
                                    Name: Ronald Bloom

                                    By:/s/Richard Char
                                    -------------------
                                    Name:  Richard Char

                                    By:/s/ Adam Curry
                                    -------------------
                                    Name:  Adam Curry

                                    By:/s/Melvin Epstein
                                    -------------------
                                    Name:  Melvin Epstein

                                    By:/s/Susan Goodman
                                    -------------------
                                    Name:  Susan Goodman

                                    By:/s/Larry Kopald
                                    ---------------
                                    Name: Larry Kopald

                                    By:/s/Scott Metcalf
                                    -------------------
                                    Name:  Scott Metcalf

                                    By:/s/ Joseph Nicholson
                                    --------------------
                                    Name:  Joseph Nicholson

                                    /s/Barry Wagner, Secretary
                                    -----------------------------
                                    Name:  Ominicom Group Inc.
                                    By: Barry Wagner, Secretary

                                    By:/s/Kenneth Orton
                                    -------------------
                                    Name:  Kenneth Orton

                                    By: /s/Barry Wagner
                                    -------------------
                                    Name:  Barry Wagner

                                   SCHEDULE I

                                                    Issuer               Issuer                            Percentage of
             *Stockholder Name,                     ------               ------                            -------------
             ------------------                  Common Stock         Common Stock                       Outstanding Issuer
            Business Address, and                ------------         ------------                       ------------------
            ---------------------                  Owned of              Owned                              Common Stock
             Present Occupation                    --------              -----                              ------------
             ------------------                     Record             Beneficially*                     Beneficially Owned
                                                    ------             -------------                     ------------------
Ronald Bloom                                        421,433              486,433(1)                             4.82%
Chairman and CEO
THINK New Ideas, Inc.
45 West 36th Street
New York, New York 10018

Richard Char                                          - 0 -               20,000(2)                              .20%
Managing Director
Credit Suisse First Boston
2400 Hanover Street
Palo Alto, CA  94304

Adam Curry                                           37,890               97,890(3)                              .97%
Executive
Keizersgracht
483 1017DM
Amsterdam, The Netherlands

Melvin Epstein                                        1,000              140,583(4)                             1.39%
Chief Financial Officer
THINK New Ideas, Inc.
45 West 36th Street
New York, New York 10018

Susan Goodman                                        49,623               65,039(5)                              .64%
Executive Vice President
THINK New Ideas, Inc.
45 West 36th Street
New York, New York 10018

Larry Kopald                                          - 0 -              207,400(6)                             2.06%
Chief Creative Officer
THINK New Ideas, Inc.
45 West 36th Street
New York, New York 10018

Scott Metcalf                                         - 0 -                - 0 -(7)                            - 0 -
Independent Consultant
1876 Grand Teton Drive
Milpitas, CA 95035
                                                    111,951              136,951(8)                             1.36%
Joseph Nicholson
Chief Operating Officer
THINK New Ideas, Inc.
45 West 36th Street
New York, New York 10018

Omnicom Group Inc.                                1,183,333            1,183,333                               11.73%
Advertising Agency
437 Madison Avenue
New York, New York 10022

                                                    Issuer               Issuer                            Percentage of
             *Stockholder Name,                     ------               ------                            -------------
             ------------------                  Common Stock         Common Stock                       Outstanding Issuer
            Business Address, and                ------------         ------------                       ------------------
            ---------------------                  Owned of              Owned                              Common Stock
             Present Occupation                    --------              -----                              ------------
             ------------------                     Record             Beneficially*                     Beneficially Owned
                                                    ------             -------------                     ------------------
Ken Orton                                             - 0 -                - 0 -(9)                            - 0 -
Consultant
Cognitiative Inc.
234 Front Street, 4th floor
San Francisco, CA 94111

Barry Wagner                                          - 0 -               20,000(10)                             .20%
General Counsel to Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

--------------------
* In as much as the Stockholders'  voting rights under the Voting Agreement are:
(a) limited to matters relating solely to the Merger; (b) by virtue of the Voting Agreement, such rights may be exercised by AnswerThink and not the other Stockholders; and (c) each Stockholder has no economic interest in or affirmative dispositive power over the shares of Issuer Common Stock owned by the other Stockholders, each Stockholder expressly disclaims beneficial ownership of any of the shares of the Issuer Common Stock owned by the other Stockholders.

(1) Includes 60,000 shares of Issuer Common Stock issuable upon the exercise of options that are or will become exercisable within 60 days of the date of the Voting Agreement ("Presently Exercisable"). Also included are 5,000 shares owned by the Ronald Bloom Charitable Foundation. Does not include 40,000 shares of Issuer Common Stock issuable upon the exercise of options that are not Presently Exercisable. Shares owned of record are held in a margin account.

(2)Includes 20,000 shares of Issuer Common Stock issuable upon the exercise of options that are Presently Exercisable.

(3)Includes 60,000 shares of Issuer Common Stock issuable upon the exercise of options that are Presently Exercisable. Does not include 40,000 shares of Issuer Common Stock, issuable upon the exercise of options that are not Presently Exercisable

(4)Includes 139,583 shares of Issuer Common Stock, issuable upon the exercise of options that are Presently Exercisable. Does not include 18,750 shares of Issuer Common Stock, issuable upon the exercise of options that are not Presently Exercisable.

(5)Includes 6,250 shares of Issuer Common Stock issuable upon the exercise of options that are Presently Exercisable and 9,166 shares of Issuer Common Stock held in the street name of S.G. Cowen & Company. Does not include 37,084 shares of Issuer Common Stock, issuable upon the exercise of options that are not Presently Exercisable. Shares owned of record are held in a margin account.

(6)Includes 207,400 shares of Issuer Common Stock issuable upon the exercise of options that are Presently Exercisable. Does not include 125,000 shares of Issuer Common Stock, issuable upon the exercise of options that are not Presently Exercisable.

(7)Does not include 20,000 shares of Issuer Common Stock issuable upon the exercise of options that are not Presently Exercisable.

(8)Includes 25,000 shares of Issuer Common Stock issuable upon the exercise of options that are Presently Exercisable. Does not include 75,000 shares of Issuer Common Stock, issuable upon the exercise of options not Presently Exercisable, which such shares will immediately vest upon a change in control.

(9)Does not include 20,000 shares of Issuer Common Stock issuable upon the exercise of options that are not Presently Exercisable.

(10)Includes 20,000 shares of Issuer Common Stock issuable upon the exercise of options that are Presently Exercisable.